# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netcapital Inc., CIK 0001414767
CUSIP: 64113L202
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 07/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 287,877; sole dispositive power 0; shared dispositive power 287,877; aggregate amount beneficially owned 287,877 (7.1% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 287,877; sole dispositive power 0; shared dispositive power 287,877; aggregate amount beneficially owned 287,877 (7.1% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 287,877; sole dispositive power 0; shared dispositive power 287,877; aggregate amount beneficially owned 287,877 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Netcapital Inc.
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts 02111

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on July 2, 2025 (the "SPA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 7, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 337,444 shares of Common Stock, which consisted of (i) 287,877 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (ii) 49,567 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA ("Intracoastal Warrant 1"), and all such shares of Common Stock represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 3,040,380 shares of Common Stock outstanding as of July 2, 2025, as reported by the Issuer, plus (2) 287,877 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 49,567 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 238,310 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 71 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 18,288 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (IV) 9,144 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (V) 17,497 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal ("Intracoastal Warrant 5") because Intracoastal Warrant 5 is not exercisable until September 5, 2025 (and Intracoastal Warrant 5 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock) and (VI) 17,497 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal ("Intracoastal Warrant 6") because Intracoastal Warrant 6 is not exercisable until September 5, 2025 (and Intracoastal Warrant 6 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock). Without such blocker provisions (and assuming Intracoastal Warrant 5 and Intracoastal Warrant 6 were exercisable within 60 days of July 2, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 638,251 shares of Common Stock.

(ii) As of the close of business on July 9, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 287,877 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, and all such shares of Common Stock represent beneficial ownership of approximately 7.1% of the Common Stock, based on (1) 3,040,380 shares of Common Stock outstanding as of July 2, 2025, as reported by the Issuer, plus (2) 714,286 shares of Common Stock issued at the closing of the transaction contemplated by the SPA and (3) 287,877 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 71 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (II) 18,288 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 9,144 shares of Common Stock issuable upon exercise of Intracoastal Warrant 4 because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (IV) 17,497 shares of Common Stock issuable upon exercise of Intracoastal Warrant 5 because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (V) 17,497 shares of Common Stock issuable upon exercise of Intracoastal Warrant 6 because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 350,374 shares of Common Stock.
Percent of class: 7.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 287,877
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 287,877

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (07/09/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (07/09/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (07/09/2025)